# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ALUMIS INC., CIK 0001847367
CUSIP: 022307102
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 280 EAST GRAND AVENUE, SOUTH SAN FRANCISCO, California (CA), 94080
Date of event which requires filing of this statement: 02/06/2025
Amends the filing with accession number 0000902664-24-004604
Filed by CIK 0001975990
Persons authorized to receive notices and communications: Gregory A. Brown, AyurMaya Capital Management Company. LP, 1000 Winter Street, Suite 4500, Waltham, Massachusetts (MA), 02451, 781-522-4007; Ele Klein & Adriana Schwartz, Schulte Roth & Zabel LLP, 919 Third Avenue, New York, New York (NY), 10022, 212-756-2000

## Reporting persons
- AyurMaya Capital Management Company, LP (CIK 0001975990): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 10,645,966; sole dispositive power 0; shared dispositive power 10,645,966; aggregate amount beneficially owned 10,645,966 (22.5% of the class)
- David E. Goel (CIK 0001548144): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 10,645,966; sole dispositive power 0; shared dispositive power 10,645,966; aggregate amount beneficially owned 10,645,966 (22.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: ALUMIS INC.
Address of issuer's principal executive offices: 280 EAST GRAND AVENUE, SOUTH SAN FRANCISCO, California (CA), 94080
Comment: This Amendment No. 1 ("Amendment No. 1") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on July 3, 2024 (the "Original Schedule 13D", and the Original Schedule 13D as amended, the "Schedule 13D"). This Amendment No. 1 supplements Items 4, 6 and 7 and amends and restates Items 5(a) - (c) as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
On February 6, 2025, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with ACELYRIN, Inc., a Delaware corporation ("ACELYRIN"), and Arrow Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of the Issuer ("Merger Sub"). Pursuant to the Merger Agreement, Merger Sub will be merged with and into ACELYRIN and ACELYRIN will continue as the surviving corporation and direct wholly owned subsidiary of the Issuer (the "Merger"), as more fully described in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 6, 2025.

In connection with the execution of the Merger Agreement, the Issuer entered into a Voting and Support Agreement (the "Voting Agreement") with the Investment Manager. Pursuant to the Voting Agreement, the Investment Manager has agreed, among other things, to (i) vote or cause to be voted all of its shares of Common Stock in favor of (A) the adoption of the Merger Agreement and approval of the transactions contemplated thereby, (B) any other proposals presented by ACELYRIN to its stockholders to effect or facilitate the transactions contemplated by the Merger Agreement and (C) any proposal to adjourn or postpone any meeting of the holders of shares of Common Stock at which the matters described in clause (A) are submitted for the consideration and vote of the holders of the shares of Common Stock to a later date if there are not sufficient votes for approval of such matters on the date on which the meeting is held; and (ii) against (A) any ACELYRIN acquisition proposal or any of the transactions contemplated thereby, (B) any action, proposal, transaction or agreement which could reasonably be expected to result in a breach of any covenant, representation or warranty, or any other obligation or agreement of ACELYRIN under the Merger Agreement or of the Investment Manager under the Voting Agreement and (C) any action, proposal, transaction, or agreement that could reasonably be expected to impede, interfere with, delay, discourage, adversely affect, or inhibit the timely consummation of the transactions contemplated by the Merger Agreement. The foregoing summary of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Voting Agreement, which has been filed as Exhibit 99.5 hereto and incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by each Reporting Person. The percentages used in this Schedule 13D as of the date hereof are calculated based upon 47,222,419 shares of Common Stock outstanding as of January 31, 2025, as disclosed in the Merger Agreement attached as Exhibit 2.1 of the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 6, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: No transactions in the shares of Common Stock have been effected by the Reporting Persons during the past sixty (60) days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 4 of Amendment No. 1 is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.5: Form of Voting Agreement, dated February 6, 2025 (incorporated by reference to Exhibit 99.3 of the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 6, 2025).

## Signatures
- AyurMaya Capital Management Company, LP: /s/ David E. Goel, By: AyurMaya Capital Management Company GP, LLC, General Partner, By: David E. Goel, Managing Member (02/10/2025)
- David E. Goel: /s/ David E. Goel, David E. Goel, Individually (02/10/2025)